B2GOLD CORP.
Consolidated Financial Statements
December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of B2Gold Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting on page 27 of the 2021 Management’s Discussion & Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Menankoto Property impairment analysis
As described in Notes 3, 4 and 8 to the consolidated financial statements, long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or of subsequent impairment reversal. The Company was involved in a dispute with the Malian Government related to the renewal of the exploration permit for the Menankoto Property (the “Menankoto Permit”) for which it had applied in early February 2021. As of June 30, 2021, management considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Menankoto Property, which had a carrying value of $32 million on that date. As a result, management performed an impairment analysis for the Menankoto Property by estimating its recoverable amount to determine if an impairment charge was required. In estimating the recoverable amount, management estimated the fair value less costs of disposal using assumptions such as: the weighted-average probabilities of renewal of the Menankoto Permit through available legal remedies, the value of the property based on the value per ounce of gold determined by using comparable market transactions, and estimated mineral resources of the Menankoto Property prepared by appropriately qualified persons (management specialists). Management concluded that the Menankoto Property was not impaired at June 30, 2021.
The principal considerations for our determination that performing procedures relating to the Menankoto Property impairment analysis is a critical audit matter are: (i) the significant judgment by management, including the use of management’s specialists, when estimating the recoverable amount of the Menankoto Property; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment analysis, including controls over the determination of the recoverable amount of the Menankoto Property. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount of the Menankoto Property, (ii) evaluating the reasonableness of the weighted-average probabilities of renewal of the Menankoto Permit through available legal remedies by evaluating correspondence with the Company’s relevant legal counsel regarding the matter, and (iii) testing the completeness and accuracy of underlying data used by management in determining the recoverable amount of the Menankoto Property. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated mineral resources of the Menankoto Property. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by the specialists, and an evaluation of the specialists’ findings. Professionals with specialized skill and knowledge were used to assist in assessing the reasonableness of the value per ounce of gold based on comparable market transactions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 22, 2022

We have served as the Company’s auditor since 2007.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2021	2020

Gold revenue	$1,762,264	$1,788,928

Cost of sales
Production costs (Note 19)	(493,389)	(407,865)
Depreciation and depletion	(378,892)	(301,491)
Royalties and production taxes	(121,431)	(121,285)
Total cost of sales	(993,712)	(830,641)

Gross profit	768,552	958,287

General and administrative	(50,185)	(45,605)
Share-based payments (Note 12)	(22,571)	(17,129)
Net gain on disposal of Burkina Faso assets (Note 8)	22,463	—
(Impairment) reversal of impairment of long-lived assets (Note 8)	(5,905)	174,309
Write-down of mineral property interests (Note 8)	(15)	(11,353)
Community relations	(3,072)	(6,484)
Foreign exchange losses	(5,895)	(15,301)
Share of net income of associates (Note 8)	17,543	22,167
Other	(6,282)	(5,957)
Operating income	714,633	1,052,934

Interest and financing expense	(11,798)	(15,803)
Gains (losses) on derivative instruments (Note 14)	24,373	(5,706)
Other	(981)	3,003
Income from operations before taxes	726,227	1,034,428

Current income tax, withholding and other taxes (Note 16)	(270,669)	(309,913)
Deferred income tax recovery (expense) (Note 16)	5,267	(52,102)
Net income	$460,825	$672,413

Attributable to:
Shareholders of the Company	$420,065	$628,063
Non-controlling interests (Note 13)	40,760	44,350
Net income	$460,825	$672,413

Earnings per share (attributable to shareholders of the Company)(Note 12)
Basic	$0.40	$0.60
Diluted	$0.40	$0.59

Weighted average number of common shares outstanding (in thousands)(Note 12)
Basic	1,053,809	1,043,385
Diluted	1,061,542	1,056,302
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2021	2020

Net income	$460,825	$672,413

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Unrealized gain on investments	2,234	6,538
Other comprehensive income	2,234	6,538

Total comprehensive income	$463,059	$678,951

Other comprehensive income attributable to:
Shareholders of the Company	$2,234	$6,538
Non-controlling interests	—	—
	$2,234	$6,538
Total comprehensive income attributable to:
Shareholders of the Company	$422,299	$634,601
Non-controlling interests	40,760	44,350
	$463,059	$678,951
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2021	2020
Operating activities
Net income	$460,825	$672,413
Mine restoration provisions settled (Note 11)	(343)	(425)
Non-cash charges, net (Note 17)	369,556	198,058
Changes in non-cash working capital (Note 17)	(104,615)	86,777
Changes in long-term value added tax receivables	(1,310)	(6,178)
Cash provided by operating activities	724,113	950,645

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 10)	(3,368)	250,000
Repayment of revolving credit facility (Note 10)	—	(450,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 10)	—	41,416
Repayment of equipment loan facilities (Note 10)	(28,797)	(28,445)
Interest and commitment fees paid	(6,232)	(12,451)
Cash proceeds from stock option exercises (Note 12)	6,435	46,152
Dividends paid (Note 12)	(168,372)	(115,266)
Distributions to non-controlling interests (Note 13)	(36,187)	(9,206)
Loan repayments from non-controlling interests (Note 13)	5,312	—
Principal payments on lease arrangements (Note 10)	(3,889)	(3,637)
Changes in restricted cash accounts	870	2,572
Cash used by financing activities	(234,228)	(278,865)

Investing activities
Expenditures on mining interests:
Fekola Mine	(110,637)	(184,037)
Masbate Mine	(30,743)	(34,041)
Otjikoto Mine	(80,936)	(66,815)
Gramalote Property	(23,887)	(19,498)
Other exploration and development (Note 17)	(56,116)	(48,182)
Cash proceeds from sale of mineral properties, net of transaction costs (Note 8)	31,684	24,525
Purchase of common shares of associate (Note 8)	(5,945)	—
Funding of reclamation accounts	(8,009)	(11,575)
Other	(1,688)	1,667
Cash used by investing activities	(286,277)	(337,956)

Increase in cash and cash equivalents	203,608	333,824

Effect of exchange rate changes on cash and cash equivalents	(10,294)	5,265
Cash and cash equivalents, beginning of year	479,685	140,596
Cash and cash equivalents, end of year	$672,999	$479,685

Supplementary cash flow information (Note 17)
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2021	2020
Assets
Current
Cash and cash equivalents	$672,999	$479,685
Accounts receivable, prepaids and other (Note 5)	32,112	21,306
Deferred consideration receivable (Note 8)	41,559	—
Value-added and other tax receivables	14,393	11,797
Inventories (Note 6)	272,354	238,055
Assets classified as held for sale (Note 8)	12,700	11,855
	1,046,117	762,698

Long-term investments (Note 7)	32,118	9,354
Value-added tax receivables	63,165	35,383
Mining interests (Note 8 and Note 22 – Schedules)
- Owned by subsidiaries and joint operations	2,231,831	2,387,020
- Investments in joint ventures and associates	104,236	76,235
Other assets (Note 9)	82,371	67,142
Deferred income taxes (Note 16)	1,455	24,547
	$3,561,293	$3,362,379
Liabilities
Current
Accounts payable and accrued liabilities	$111,716	$89,062
Current income and other taxes payable	92,275	154,709
Current portion of long-term debt (Note 10)	25,408	34,111
Current portion of mine restoration provisions (Note 11)	734	—
Other current liabilities	1,056	8,211
	231,189	286,093

Long-term debt (Note 10)	49,726	75,911
Mine restoration provisions (Note 11)	116,547	104,282
Deferred income taxes (Note 16)	187,887	220,903
Employee benefits obligation	7,115	5,874
Other long-term liabilities	7,822	8,726
	600,286	701,789
Equity
Shareholders’ equity
Share capital (Note 12)	2,422,184	2,407,734
Contributed surplus	67,028	48,472
Accumulated other comprehensive loss	(136,299)	(138,533)
Retained earnings	507,381	254,343
	2,860,294	2,572,016
Non-controlling interests (Note 13)	100,713	88,574
	2,961,007	2,660,590
	$3,561,293	$3,362,379
Commitments (Note 21)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

Net income	—	—	—	—	420,065	40,760	460,825
Dividends (Note 12)	—	—	1,072	—	(169,669)	—	(168,597)
Unrealized gain on investments	—	—	—	2,234	—	—	2,234
Shares issued on exercise of stock options (Note 12)	3,053	6,435	—	—	—	—	6,435
Shares issued on vesting of RSUs (Note 12)	2,143	6,068	(6,068)	—	—	—	—
Transactions with non-controlling interests (Note 13)	—	—	—	—	2,642	(28,621)	(25,979)
Share-based payments (Note 12)	—	—	25,499	—	—	—	25,499
Transfer to share capital on exercise of stock options	—	1,947	(1,947)	—	—	—	—

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652
Net income	—	—	—	—	628,063	44,350	672,413
Dividends (Note 12)	—	—	696	—	(116,101)	—	(115,405)
Unrealized gain on investments	—	—	—	6,538	—	—	6,538
Shares issued on exercise of stock options (Note 12)	19,265	44,651	—	—	—	—	44,651
Shares issued on vesting of RSUs (Note 12)	1,473	3,960	(3,960)	—	—	—	—
Transactions with non-controlling interests (Note 13)	—	—	—	—	3,626	(17,185)	(13,559)
Share-based payments (Note 12)	—	—	14,300	—	—	—	14,300
Transfer to share capital on exercise of stock options	—	19,249	(19,249)	—	—	—	—

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% joint operation interest in the Gramalote Property in Colombia. The Company had an approximately 33% interest in Calibre Mining Corp. ("Calibre"). Subsequent to December 31, 2021, the Company's interest in Calibre was diluted to approximately 25%. The Company also has an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in other countries including Mali, Uzbekistan and Finland. On November 30, 2021, the Company completed the sale of its 81% interest in the Kiaka Project in Burkina Faso (see Note 8).

B2Gold is a public company listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C2X8.

2Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2022.

3Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly-owned and partially owned subsidiaries are presented below:

		% interest

-	Fekola SA (“Fekola”)	80
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate”)	100
-	Filminera Resources Corporation ("Masbate")	40

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company holds its interest in the Masbate Gold Project (which operates the Masbate Mine) through two indirectly-owned subsidiaries. B2Gold has a 100% interest in Philippines Gold Processing & Refining Corporation (“PGPRC”) and a 40% interest in Filminera Resources Corporation (“FRC”). The remaining 60% interest in FRC is held by a Philippines-registered company that is owned by a Philippine shareholder. The Company consolidates the Masbate Gold Project as a result of its ownership interests and the contractual relationship between the entities. FRC owns the majority of the Masbate Gold Project tenements. PGPRC owns the process plant and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the ore production from FRC at a price equal to the cost for the ore plus a predetermined margin. For accounting purposes, this contractual relationship gives the Company control to consolidate FRC.

The Company’s 50% interest in the Gramalote Property located in Colombia operates as an incorporated joint arrangement with AngloGold Ashanti Limited (“AngloGold”). This joint arrangement is accounted for as a joint operation. The Company and AngloGold jointly control the operations of the Gramalote Property. The Company recognizes its share of the assets and liabilities of this joint operation.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company's interest in Calibre is accounted for as an investment in associate. The Company does not control this entity, but does exert significant influence over its operations. The Company accounts for its interest in this associate using the equity method.

The Company's interest in BeMetals is also accounted for as an investment in associate (Note 8). The Company does not control this entity, but does exert significant influence over its operations. The Company accounts for its interest in this associate using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 12) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Investments in joint arrangements and associates

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Company considers whether a joint arrangement is a joint operation or joint venture. The parties to a joint operation have the rights to the underlying assets and are exposed to the underlying liabilities of the joint arrangement. The Company accounts for investment in joint operations by recognizing its share of the operations underlying assets, liabilities, revenues and expenses. The parties to a joint venture have an interest in the underlying net assets of the joint arrangement. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses (resulting from changes in ownership interest), depreciation or amortization.

An associate is an entity over which the Company has significant influence, but not control. Investments in associates are also accounted for using the equity method.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s presentation currency. The Company’s mining operations operate within an economic environment where the functional currency is the United States dollar. References to "$" or "US$" are to United States dollars, while references to "Cdn. $" are to Canadian dollars and "Aus. $" are to Australian dollars.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•Monetary assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and
•Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as fair value through other comprehensive income (“OCI”) is recognized in OCI, the translation differences are also recognized in OCI.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, balances and transactions are translated into the United States dollar as follows:

•Assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and
•Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the Consolidated Balance Sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets subsequently measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities and subsequently measured at amortized cost.

Long-term investments

Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in OCI. Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt

The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the Consolidated Statement of Operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the Consolidated Statement of Operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded at fair value on the Consolidated Balance Sheet with changes in the fair value being recognized as gains or losses in the Consolidated Statement of Operations. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment of financial assets held at amortized cost

At each reporting date, the Company measures the loss allowance for financial assets held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial assets has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial assets has not increased significantly since initial recognition, the Company measures the loss allowances for the financial assets at an amount equal to twelve month expected credit losses.

Derecognition of financial assets

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses and cost to complete.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. If the circumstances that caused the write down no longer exist, the amount of the write down on inventory not yet sold is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dams and other equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates separately each component part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Mineral property and mine development costs

Mineral property and mine development costs are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves plus a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of development costs incurred ceases when the mine is capable of operating in the manner intended by management. The Company applies judgement in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine. During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

In accordance with the amendments to IAS 16, Property, plant and equipment, for new mines commissioned on or after January 1, 2022, revenues and the associated cost of production for any items produced during the commissioning phase are recognized in the Consolidated Statement of Operations. Early adoption of the standard is also permitted, but the Company has chosen not to early adopt. The Company has determined there is no retrospective impact from the adoption of the standard.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to provide access to the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and evaluating a mineral property as exploration and evaluation until a decision to develop, abandon or sell the property is made. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•The status of environmental permits; and
•The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets, which take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

Impairment and reversals of impairment

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the Consolidated Statement of Operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” ("FVLCD") and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. FVLCD is determined as the amount that would be obtained from

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

the sale of the asset less costs of disposal in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Leases

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the Consolidated Balance Sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the lease term or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the Consolidated Balance Sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the Consolidated Statement of Operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16, Leases.

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the Consolidated Statement of Operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the Consolidated Statement of Operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and the risks and rewards of ownership have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Diluted earnings per share excludes all dilutive potential common shares if their effect is anti-dilutive.

4Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Capitalization of exploration and evaluation expenditures

The application of the Company’s accounting policy for capitalization of exploration and evaluation expenditures requires judgement in determining whether the future economic benefit is likely, either through future exploitation or sale, where properties have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain judgements about future events or circumstances, in particular whether an economically viable mine can be established. Judgements made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the Consolidated Statement of Operations in the period when the new information becomes available.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of power over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Joint arrangements

The Company is party to a number of arrangements over which it has determined it does not have control. Judgement is required in determining whether joint control over these arrangements exists, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether the Company has joint control, the activities of each arrangement are analysed to determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgements around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including, but not limited to, the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel and representation on the Board of Directors. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities, relating to the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement does not give the Company rights to the assets and obligations for the liabilities, an assessment of the other relevant facts and circumstances is required. This includes whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

arrangement. The consideration of the other relevant facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgement and is specific to each arrangement.

Sources of estimation uncertainty

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

5Accounts receivable, prepaids and other

	2021	2020
	$	$

Current portion of derivative instruments (Note 14)	12,823	3,252
Supplier advances	7,291	5,208
Prepaid expenses	4,151	4,903
Other receivables	7,847	7,943
	32,112	21,306

6Inventories

	2021	2020
	$	$

Gold and silver bullion	52,867	39,157
In-process inventory	13,260	7,984
Ore stock-pile inventory	72,242	71,115
Materials and supplies	133,985	119,799
	272,354	238,055

Ore stock-pile inventory includes amounts for the Fekola Mine of $52 million (2020 - $44 million), for the Otjikoto Mine of $16 million (2020 – $25 million), and for the Masbate Mine of $4 million (2020 - $2 million).

7Long-term investments

	2021			2020
	Cost	AOCI	Fair value	Cost	AOCI	Fair value
	$	$	$	$	$	$

West African Resources Ltd. (Note 8)	20,530	759	21,289	—	—	—
St. Augustine Gold & Copper Ltd.	20,193	(11,578)	8,615	20,193	(13,780)	6,413
RTG Mining Inc.	13,400	(12,114)	1,286	13,400	(11,167)	2,233
Libero Copper & Gold Corporation	632	272	904	632	61	693
Goldstone Resources Ltd.	20	4	24	20	(5)	15
	54,775	(22,657)	32,118	34,245	(24,891)	9,354

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8Mining interests

	2021	2020
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,645,337	1,516,134
Accumulated depreciation and depletion	(609,899)	(416,559)
	1,035,438	1,099,575
Masbate Mine, Philippines
Cost	1,085,687	1,046,577
Accumulated depreciation and depletion	(449,675)	(361,438)
	636,012	685,139
Otjikoto Mine, Namibia
Cost	782,208	696,956
Accumulated depreciation and depletion	(475,303)	(371,138)
	306,905	325,818

Exploration and evaluation properties (pre-depletable)
Gramalote Property, Colombia, net of impairment	119,866	95,435
Menankoto Property, Mali	33,739	28,991
Bantako North Property, Mali	15,351	6,191
Kiaka Royalty, Burkina Faso	18,488	—
Mocoa Royalty, Colombia	10,230	10,230
Finland Properties, Finland	12,561	9,034
Uzbekistan Properties, Uzbekistan	8,802	4,131
Kiaka Project, Burkina Faso	—	80,927
Ondundu Property, Namibia	—	10,701
Other	11,019	6,688
	230,056	252,328
Corporate & other
Office, furniture and equipment, net	23,420	24,160
	2,231,831	2,387,020
Investments in associates (accounted for using the equity method)
Calibre, Nicaragua	93,728	76,235
BeMetals, Various	10,508	—
	104,236	76,235
	2,336,067	2,463,255

Disposal of Kiaka Project

On November 30, 2021, the Company completed the sale of 100% of the issued and outstanding shares of Volta Resources (Cayman) Inc., the holder of an 81% interest in the Kiaka gold project located in Burkina Faso (the “Kiaka Project”) to West African Resources Limited (“WAF”). The measurement of the consideration is as follows:
•Cash payment of $0.45 million received on execution of the Kiaka Agreement;
•$43 million received on closing of the transaction, comprised of $22.5 million in cash and 22,190,508 WAF ordinary shares (valued at Aus. $1.31 per share using a foreign exchange rate of Aus. $1.41 to $1);
•$45 million deferred consideration payable on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022, in cash or WAF ordinary shares, at B2Gold’s option but subject to any required WAF shareholder approval to issue WAF ordinary shares; and
•the Company retained a 2.7% net smelter return royalty ("NSR") interest (the "Kiaka Royalty") on the first 2,500,000 ounces of gold produced at the Kiaka Project, and a 0.45% NSR royalty interest on the next 1,500,000 ounces of gold produced at the Kiaka Project valued at $18 million.

In determining the value of the Kiaka Royalty of $18 million, the Company applied a market value approach using a comparable transaction method, whereby the value to the Kiaka Royalty was determined based on the dollar value per NSR royalty ounce based on a comparable pool of gold related NSR royalty transactions. Management’s estimate of the fair value

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

of the Kiaka Royalty is classified as level 3 in the fair value hierarchy. For accounting purposes, the Kiaka Royalty has been classified as a Mining Interest on the Consolidated Balance Sheet at December 31, 2021.

The gain on the disposal of the Kiaka Project was, $23 million as outlined below:

$
Proceeds from sale:
Initial payment received upon agreement execution	450
Cash consideration received upon closing	22,500
Common shares of WAF, issued upon closing	20,530
Cash consideration, one year from closing discounted at 10.22%	41,239
NSR royalty	18,488
Transaction costs	(248)
Total proceeds from sale, net of transaction costs	102,959

Total assets sold	85,656
Total liabilities sold	(5,356)
Net assets sold	80,300

Gain on disposal of Kiaka Project	22,659

Disposal of Toega Property

On November 30, 2021, the Company completed the sale of the Toega Property located in Burkina Faso to WAF. The measurement of consideration is as follows:
•$9 million as an initial non-refundable cash payment, received during the year ended December 31, 2020;
•$9 million received upon closing;
•production payments of in the form of an NSR royalty (the "Toega Royalty") on the first 1.5 million ounces of production from the Toega Property area valued at $3 million. The Toega Royalty is paid at a rate of 2.7% until payments total $22.5 million and then 0.45% thereafter.
•$2 million to be received from WAF upon the favourable settlement of a disputed tax assessment.

The $9 million non-refundable cash payment was credited to the carrying value of the mineral property during the year ended December 31, 2020. The remaining value of the Toega Property of $12 million was classified as an asset held for sale on the Consolidated Balance Sheet at December 31, 2020.

In determining the value of the Toega Royalty of $3 million, the Company applied a market value approach using the comparable transaction method, whereby the value to the Toega Royalty was determined based on the dollar value per NSR royalty ounce based on a comparable pool of gold related NSR royalty transactions. Management’s estimate of the fair value of the Toega Royalty is classified as level 3 in the fair value hierarchy. For accounting purposes, the Toega Royalty has been classified as a Mining Interest on the Consolidated Balance Sheet at December 31, 2021.

The loss on the disposal of the Toega Property is outlined below:

$
Proceeds from sale:
Cash consideration, received upon agreement execution	9,000
Cash consideration, received upon closing	9,000
NSR royalty	2,599
Tax guarantee receivable	1,858
Transaction costs	(18)
Total proceeds from sale, net of transaction costs	22,439

Total assets sold	23,237
Total liabilities sold	(602)
Net assets sold	22,635

Loss on disposal of Toega Property	(196)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Kronk and BeMetals

On April 26, 2021, the Company completed the sale of the outstanding common shares of its subsidiary Kronk Resources Inc. ("Kronk") to BeMetals Corp. ("BeMetals"). In exchange for its interest in Kronk, the Company received 16 million shares of BeMetals valued at $5 million. The gain on the sale of $1 million has been recorded in Other Operating Income in the Consolidated Statement of Operations for the year. In connection with the transaction, the Company also purchased 17 million shares of BeMetals valued at Cdn. $0.44 per share for a total cost of $6 million by way of a non-brokered private placement.

Upon closing of the transactions, the Company held approximately 19% of the outstanding shares of BeMetals. The Company determined that, effective April 26, 2021, it has significant influence over the decision-making process of BeMetals as a result of its share ownership and having executives of the Company on BeMetals' Board of Directors. Therefore, the Company is using the equity basis of accounting to account for this investment and has included its investment in BeMetals in Mining Interests. The Company adjusts BeMetals financial results, where appropriate, to give effect to uniform accounting policies.

The trading price of BeMetals on December 31, 2021 was Cdn $0.24 per share which corresponds to a quoted market value of $6 million (at a closing exchange rate of Cdn $1.27 per US$) for the Company's investment.

The following table summarizes the change in the carrying amount of the Company's investment in BeMetals:

$

Balance at December 31, 2020	—
Share consideration on Kronk sale	4,741
Purchase of BeMetals shares	5,945
Share of net loss for the year	(164)
Loss on dilution	(14)
Balance at December 31, 2021	10,508

The equity accounting for BeMetals is based on its most recent published results to September 30, 2021. BeMetals files its financial results in Canadian dollars. The Condensed Interim Consolidated Statement of Financial Position has been converted to United States dollars at a rate of Cdn. $1.27 and the Condensed Statement of Loss and Comprehensive Loss has been converted at a rate of Cdn. $1.25. The following is a summary of the Condensed Interim Consolidated Statement of Financial Position of BeMetals at September 30, 2021 on a 100% basis: Current assets - $7 million, non-current assets - $22 million, total assets - $29 million, and net assets - $29 million. The following is a summary of the Condensed Interim Consolidated Statement of Operations of BeMetals for the nine months ending September 30, 2021 on a 100% basis: Other expenses - $1 million, stock-based compensation - $1 million, and net loss and comprehensive loss - $1 million.

Disposal of Ondundu

On December 31, 2021, the Company entered into an agreement with Osino Resources Corp. ("Osino") for the sale of the Ondundu Property in Namibia. The measurement of consideration is as follows:
•$4 million in cash to be received upon closing;
•$5 million of Osino common shares to be received upon closing;
•$4 million in cash to be received six months after closing;
•$2.5 million to be received upon the earlier of (i) completion of a feasibility study including the Ondundu Property or (ii) first gold production from the property, to which no value has been assigned.

As a result of entering into the agreement, the Ondundu Property has been written-down to its fair value less cost to sell resulting in an impairment loss of $6 million being recognized in the Consolidated Statement of Operations for the year ended December 31, 2021. The remaining value of the Ondundu Property of $13 million has been classified as an asset held for sale on the Consolidated Balance Sheet at December 31, 2021.

Investment in Calibre

At December 31, 2021, the Company owned approximately 33% of the outstanding common shares of Calibre. The trading price of Calibre on December 31, 2021 was Cdn $1.34 per share which corresponds to a quoted market value of $117 million (at a closing exchange rate of Cdn $1.27 per US$) for the Company's investment in Calibre.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table summarizes the change in the carrying amount of the Company's investment in associate:

$

Balance at December 31, 2019	53,471
Share of net income for the year	22,167
Gain on dilution	597
Balance at December 31, 2020	76,235
Share of net income for the year	17,707
Loss on dilution	(214)
Balance at December 31, 2021	93,728

The equity accounting for Calibre is based on its published results to September 30, 2021 and an estimate of results for the period of October 1, 2021 to December 31, 2021. The following is a summary of the Condensed Interim Consolidated Statement of Financial Position of Calibre at September 30, 2020 on a 100% basis: Current assets - $129 million, non-current assets - $288 million, total assets - $417 million, current liabilities - $45 million, non-current liabilities - $96 million and net assets - $276 million. The following is a summary of the Condensed Interim Consolidated Statement of Operations of Calibre for the nine months ending September 30, 2020 on a 100% basis: Revenues - $240 million, production costs - $125 million, royalties and production taxes - $9 million, depreciation and depletion - $24 million, general and administrative expense - $5 million, stock-based compensation - $2 million, current income tax expense - $20 million, deferred income tax expense - $8 million and net income - $44 million. The Company's equity share of Calibre's estimated net income for the year ended December 31, 2021 was $18 million (2020 - $22 million).

Menankoto

The Company, through its Malian subsidiary Menankoto SARL (“Menankoto”), applied for the renewal of the Menankoto exploration permit (the “Menankoto Permit”) in early February 2021, which was not granted. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration commenced pursuant to the arbitration clause set out in the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. On February 2, 2022 the Company announced that B2Gold’s Malian subsidiary had now received the new Menankoto Permit, issued by the Government of Mali in compliance with the procedures and requirements set out under the Malian 2019 Mining Code, which provides for an initial term of three years and two additional three year renewal periods. B2Gold’s Malian subsidiary has now withdrawn the international arbitration proceedings against the Republic of Mali.

The Company considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Menankoto Property, which has a carrying value of $34 million. The Company conducted an impairment analysis whereby the carrying value of the Menankoto Permit was compared to an estimate of its recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”). FVLCD was determined based on the weighted-average probabilities of renewal of the Menankoto Permit through available legal remedies, the value of the property based on the value per ounce of gold determined by using comparable market transactions, and estimated mineral resources of the Menankoto Property prepared by appropriately qualified persons (management specialists). The Company’s analysis concluded that the Menankoto Property was not impaired.

Masbate impairment reversal

During the year ended December 31, 2014, the Company recorded a pre-tax impairment charge of $436 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment recorded in the Consolidated Statement Operations, after taking into account a deferred income tax recovery of $131 million, was $305 million. Subsequently, during the year ended December 31, 2019, after reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $100 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment reversal recorded in the statement operations in 2019, after taking into account a deferred income tax expense of $30 million, was $70 million.

During the year-ended December 31, 2020, the long-term consensus gold price continued to be above the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. Consequently, during the year-ended December 31, 2020, the Company revised its long-term gold price estimate to $1,500 per ounce of gold. The increase in the

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

long-term gold price was an indicator of impairment reversal. The Company performed an impairment reversal test on the Masbate Mine cash-generating unit (“CGU”) as at September 30, 2020.

The carrying values of the Masbate Mine property, plant and equipment were compared to the mine’s recoverable amount which was determined to be its FVLCD at September 30, 2020. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainty and, therefore, could change in the future if the underlying assumptions change.

Key assumptions used for the impairment tests were:

	2020	2019

Long-term gold price	$1,500/ounce	$1,350/ounce
Silver price	$17/ounce	$17/ounce
Estimated final year of production	2036	2036
Discount rate	5%	5%

The Company concluded that the carrying values of the Masbate Mine property, plant and equipment at September 30, 2020 was lower than the FVLCD and, combined with the previous impairment reversal, resulted in a complete reversal of the remainder of the original impairment loss recorded in 2014. After reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $174 million in the Consolidated Statement of Operations for the year ended December 31, 2020. The net impairment reversal recorded in the Consolidated Statement of Operations for the year ended December 31, 2020, after taking into account a deferred income tax expense of $52 million, was $122 million.

Other

During the year-ended December 31, 2020, the Company wrote-off $11 million relating to non-core properties in Mali, Burkina Faso, Botswana and Ghana.

As at December 31, 2021 the Company had recorded leased assets of $25 million under IFRS 16. The leased assets primarily consisted for the corporate office of $21 million (cost of $25 million net of $4 million in accumulated depreciation) included in Corporate & Other and other leased assets of $4 million (cost of $8 million net of accumulated depreciation of $4 million) included with their respective mineral properties.

9Other assets

	2021	2020
	$	$

Low-grade stockpile	34,318	28,322
Reclamation deposits	26,170	19,099
Debt service reserve account (Note 10)	8,701	9,805
Deferred financing costs (Note 10)	8,959	5,449
Derivative instruments at fair value	2,602	1,348
Other	1,621	3,119
	82,371	67,142

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

10Long-term debt

	2021	2020
	$	$
Equipment loans/finance lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	42,408	71,261
Masbate equipment loan facility (net of unamortized transaction costs)	3,865	7,254
Lease liabilities	28,861	31,507
	75,134	110,022

Less: current portion	(25,408)	(34,111)
	49,726	75,911

The following is a continuity schedule of the Company's debt balances:

	Revolving credit facility	Equipment loans	Lease Liabilities	Total
	$	$	$	$

Balance at December 31, 2019	192,287	59,833	9,731	261,851
Drawdowns	250,000	42,065	—	292,065
Lease liabilities incurred	—	—	22,879	22,879
Debt repayments	(450,000)	(28,445)	(3,637)	(482,082)
Foreign exchange losses	—	5,054	1,270	6,324
Reclass of deferred financing costs to other assets (Note 9)	6,018	—	—	6,018
Deferred transaction costs incurred	—	(649)	—	(649)
Non-cash interest and financing expense	1,695	657	1,264	3,616
Balance at December 31, 2020	—	78,515	31,507	110,022

Lease liabilities incurred	—	—	398	398
Debt repayments	—	(28,797)	(3,889)	(32,686)
Foreign exchange gains	—	(4,145)	(295)	(4,440)
Deferred transaction costs incurred	5,768	—	—	5,768
Reclass of deferred financing costs to other assets (Note 9)	(5,768)	—	—	(5,768)
Non-cash interest and financing expense	—	700	1,140	1,840
Balance at December 31, 2021	—	46,273	28,861	75,134

Less: current portion	—	(21,117)	(4,291)	(25,408)
	—	25,156	24,570	49,726

Revolving credit facility

On December 16, 2021, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks. The maximum available for drawdown under the facility remains at $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The RCF bears interest on a sliding scale of between LIBOR plus 2.00% to 2.50% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.450% and 0.563%. The term of the RCF is four years, maturing on December 16, 2025. Transaction costs on the RCF of $9 million are being amortized over the remainder of the facility term.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2021, the Company was in compliance with these debt covenants.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

At December 31, 2021, the Company had drawn $nil on the RCF with the entire facility of $600 million remaining available for future drawdowns.

Fekola equipment loan facilities

During 2016, the Company entered into a Euro 71 million term equipment facility (the "first equipment facility") with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million was available to the Company’s subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali and was fully utilized.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months. At December 31, 2021, the balance in the DSRA account was Euro 8 million ($9 million equivalent). At December 31, 2020, the balance in the DSRA account was Euro 8 million ($10 million equivalent).

Each equipment loan under the first equipment facility is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the first equipment facility and security is given over the equipment of the Borrower which has been financed by the first equipment facility, related warranty and insurance, and over the DSRA.

On September 29, 2020, the Company entered into a second term equipment facility (the "second equipment facility") with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $40 million. The second equipment facility is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance up to 75% of the cost of the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The second equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and 12 months from date of the agreement. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the second equipment facility and security is given over the equipment of the Borrower which has been financed by the second equipment facility, related warranty and insurance. There is no requirement to maintain a DSRA for the second equipment financing.

Otjikoto equipment loan facility

On March 30, 2020 the Company elected to voluntarily repay the outstanding balance on the Otjikoto equipment loan facility. The facility had an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly.

Masbate equipment loan facility

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine and is fully utilized.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facility.

Lease liabilities

For the year ended December 31, 2021, the Company recognized depreciation expense of $4 million (2020 - $3 million) on right-of-use assets recognized under IFRS 16, Leases in the Consolidated Statement of Operations and made payments on these leases of $4 million (2020 - $4 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The expected timing of undiscounted lease payments at December 31, 2021 for leases accounted for under IFRS 16 is as follows:

$

Less than one year	3,763
One to five years	12,501
More than five years	18,964
35,228

For the year ended December 31, 2021, payments totalling $2 million (2020 - $4 million) relating to short-term leases (those with a term of 12 months or less) and $7 million (2020 - $10 million) relating to variable lease payments (including both lease and non-lease components) have been expensed in the Consolidated Statement of Operations. During the year ended December 31, 2020, the Company recognized new lease liabilities totalling $23 million primarily related to new corporate office space. The valuation of the new office lease was based on an initial term of 10 years plus one 5 year extension with average annual rental payments of approximately $2 million per year. There were no significant new leases for the year ended December 31, 2021.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2021:

	2022	2023	2024	2025	2026	Total
	$	$	$	$	$	$

Fekola equipment loan facilities:
Principal	18,028	10,320	8,334	6,183	—	42,865
Interest (estimated)	1,816	1,063	586	158	—	3,623

Masbate equipment loan facility:
Principal	3,076	766	106	—	—	3,948
Interest (estimated)	167	26	2	—	—	195

Lease liabilities
Principal	3,269	2,605	2,144	1,387	1,429	10,834
Interest (estimated)	11	—	—	—	—	11
	26,367	14,780	11,172	7,728	1,429	61,476

11Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2021, management used a risk-free rate applicable to each location’s functional currency ranging from 1.52% to 1.69% and an inflation rate of 2.5%. The undiscounted cash flows, before inflation adjustments, and including the Company's proportionate share of the reclamation costs for Gramalote, to settle the mine restoration provisions was estimated at approximately $105 million at December 31, 2021 (2020 - $89 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2031 to 2047.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table shows the movement in the provision for mine restoration provisions:

	2021	2020
	$	$

Balance, beginning of year	104,282	75,419
Reclamation spending at continuing operations	(343)	(425)
Accretion expense	1,438	917
Change in obligation	12,484	28,371
Liabilities associated with assets sold	(580)	—
Balance, end of year	117,281	104,282
Less: current portion	(734)	—
	116,547	104,282

12Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2021, the Company had 1,056,333,691 common shares outstanding, including 1,705,000 common shares held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

During the year-ended December 31, 2021, the Company paid a quarterly dividend of $0.04 per share totalling $170 million for the year. The amount has been recognized in retained earnings in the Consolidated Statement of Changes in Equity during the period.

During the year-ended December 31, 2020, quarterly dividends totalling $116 million were recognized in retained earnings in the Consolidated Statement of Changes in Equity.

Subsequent to December 31, 2021, on February 22, 2022, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2022 of $0.04 per common share, payable on March 17, 2022 to shareholders of record as of March 9, 2022.

During 2021, the Company received $6 million (2020 - $45 million) pursuant to the exercise of 3 million (2020 – 19 million) stock options. Cash proceeds for the year ended December 31, 2020 were $46 million and also included proceeds of $1 million from options exercised during 2019 but for which the shares were still pending issuance at December 31, 2019.

Stock options

During December 31, 2021, 19,461,000 stock options were granted to employees with exercise prices ranging from Cdn. $4.34 to Cdn. $6.30 per share. These stock options have a term of up to five years and vest over a period of up to five years. The estimated fair value when granted of these options totalling $23 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.7%, an expected life of approximately 3 years, an expected volatility of approximately 50% and a dividend yield rate of approximately 4%.

During 2020, approximately 395,000 stock options were granted to employees and directors with exercise prices ranging from Cdn. $5.02 to Cdn. $8.53 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $1 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.6%, an expected life of approximately 3 years, an expected volatility of approximately 45% and a dividend yield rate of approximately 1%.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2021, share-based payments expense, relating to the vesting of stock options, was $13 million (2020 - $5 million), net of $2 million (2020 - $0 million) capitalized to mining interests.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2019	36,066	3.29
Granted	395	6.21
Exercised	(19,265)	3.11
Forfeited or expired	(343)	3.48
Outstanding at December 31, 2020	16,853	3.56
Granted	19,461	5.45
Exercised	(3,052)	2.64
Forfeited or expired	(773)	4.58
Outstanding at December 31, 2021	32,489	4.75

During 2021, 3 million (2020 – 19 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $5.66 (2020 – Cdn. $7.12).

Stock options outstanding and exercisable as at December 31, 2021 are as follows:

Range of exercise prices (in Cdn. $)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn. $)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn. $)

2.94 – 2.99	33	1.749	2.94	33	2.94
3.00 – 3.99	9,733	1.353	3.42	9,518	3.42
4.00 – 4.99	3,615	6.772	4.55	628	4.26
5.00 – 5.99	16,719	4.465	5.35	4,683	5.35
6.00 – 6.99	2,269	4.311	6.25	662	6.24
7.00 – 8.53	120	3.565	8.01	40	8.01
	32,489	3.771	4.75	15,564	4.16

Restricted share unit plan

The Company has a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2021, the Company granted approximately 1 million (2020 – 2 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vested one year from the grant date, another one-third will vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $7 million (2020 - $6 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense over the vesting period.

For the year ended December 31, 2021, share-based payments expense relating to the vesting of RSUs was $6 million (2020 - $7 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2019	3,934
Granted	1,777
Vested and converted to common shares	(1,473)
Reinvested dividend equivalents	96
Outstanding at December 31, 2020	4,334
Granted	1,329
Vested and converted to common shares	(2,143)
Reinvested dividend equivalents	159
Outstanding at December 31, 2021	3,679

Deferred share unit plan

The Company has a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director is required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash. As the DSUs are cash settled, they are recorded as a liability at fair market value on the Consolidated Balance Sheet with changes in the fair value being recognized as a share-based payment expense or recovery in the Consolidated Statement of Operations.

For the year ended December 31, 2021, the Company issued 0.4 million DSUs (2020 - 0.4 million) with a fair market value of $1 million (2020 - $1 million) to directors of the Company. As at December 31, 2021, there were 2 million DSUs outstanding. For the year ended December 31, 2021, share-based payments recovery relating to DSUs was $1 million (2020 - expense of $3 million).

Performance share unit plan

The Company has a Performance Share Unit plan (the "PSU plan") for the benefit of officers, employees and eligible consultants. Under the plan, eligible participants will receive shares based on the achievement of certain defined performance measures over a defined period of time. The number of shares receivable shall be 0% to 200% of the performance share units ("PSUs") awarded, with the factor applied being dependent on the extent to which the defined performance measures have been achieved.

For the year ended December 31, 2021, the Company granted approximately 1 million (2020 - 2 million) PSUs to employees. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2021 to December 31, 2023 (2020 - January 1, 2020 to December 31, 2022). The estimated fair value when granted of $7 million (2020 - $8 million) is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 32% to 99% (2020 - 25% to 68%) for the group, a Canadian risk-free annual interest rate of 0.81% (2020 - 0.87%), and a United States risk-free annual interest rate of 0.35% (2020 - 0.61%).

As at December 31, 2021, 3 million PSUs had been issued under the plan. For the year ended December 31, 2021, share-based payments expense relating to PSUs was $4 million (2020 - $2 million).

Restricted phantom unit plan

During the year-ended December 31, 2021, the Company set up a Restricted Phantom Unit plan (the "RPU plan") for the benefit of the directors of the Company. Once vested, each restricted phantom unit is redeemable for the cash value of one common share. As the restricted phantom units ("RPUs") are cash settled, they are recorded as a liability at fair market

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

value on the Consolidated Balance Sheet with changes in the fair value being recognized as a share-based payment expense or recovery in the Consolidated Statement of Operations. As at December 31, 2021, no RPUs have been granted under the plan.

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. As at December 31, 2021, there are 1,705,000 common shares remaining in the trust.

Earnings per share
The following is the calculation basic and diluted earnings per share:

	2021	2020
	$	$

Net income and diluted net income (attributable to shareholders of the Company)	420,065	628,063

Basic weighted average number of common shares outstanding (in thousands)	1,053,809	1,043,385

Effect of dilutive securities:
Stock options	4,883	8,541
Restricted share units	1,478	2,461
Performance share units	1,372	1,915
Diluted weighted average number of common shares outstanding (in thousands)	1,061,542	1,056,302

Earnings per share (attributable to shareholders of the Company)
Basic	$0.40	$0.60
Diluted	$0.40	$0.59

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

13Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2019	30,429	16,189	13,877	914	61,409
Share of net income (loss)	35,742	113	9,856	(1,361)	44,350
Interest on loan to non-controlling interest	(3,082)	—	—	—	(3,082)
Distributions to non-controlling interest	(11,097)	—	(3,143)	—	(14,240)
Other	—	—	137	—	137
Balance at December 31, 2020	51,992	16,302	20,727	(447)	88,574

Share of net income	32,292	351	7,641	476	40,760
Interest on loan to non-controlling interest	(3,184)	—	—	—	(3,184)
Distributions to non-controlling interest	(22,011)	—	(9,142)	—	(31,153)
Repayment of loan by non-controlling interest	—	—	5,312	—	5,312
Purchase of non-controlling interest	—	—	—	1,099	1,099
Non-controlling interest associated with mineral properties sold (Note 8)	—	—	—	(1,084)	(1,084)
Other	—	—	389	—	389
Balance at December 31, 2021	59,089	16,653	24,927	44	100,713

As at December 31, 2020, there was $5 million due to the State of Mali for their share of dividends declared by Fekola (Note 17). This amount was included in other current liabilities in the Consolidated Balance Sheets at December 31, 2020 and paid during the year ended December 31, 2021.

14Derivative financial instruments

Fuel derivatives

During the year ended December 31, 2021, the Company entered into additional series of forward contracts for the purchase of 27 million litres of gas oil and 41 million litres of fuel oil with scheduled settlement between February 2022 and October 2023. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

For the year ended December 31, 2021, the Company recorded an unrealized derivative gain on fuel derivatives of $11 million (2020 – gain of $6 million) and a realized fuel derivative gain of $14 million (2020 - loss of $6 million) in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2021:

	2022	2023	Total

Forward – fuel oil:
Litres (thousands)	51,884	21,292	73,176
Average strike price	$0.32	$0.37	$0.33

Forward – gas oil:
Litres (thousands)	40,171	17,066	57,237
Average strike price	$0.37	$0.43	$0.39

The unrealized fair value of these contracts at December 31, 2021 was $15 million (see Notes 5 and 9).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Subsequent to December 31, 2021, the Company entered into contracts for a further 1,969,000 litres of fuel oil for delivery between October and December 2023 at a price of $0.43 per litre.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest rate swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company received a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. During the year ended December 31, 2021, the Company delivered into the last of these contracts and no contracts remain outstanding.

15Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, interest rate swaps, and long-term debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2021, the Company’s financial assets and liabilities measured at fair value are categorized as follows:

	As at December 31, 2021		As at December 31, 2020
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	32,118	—	9,354	—
Fuel derivative contracts (Note 14)	—	15,424	—	4,600
Interest rate swaps (Note 14)	—	—	—	(2,059)

The fair value of the Company’s long-term investments were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders including the payment of dividends. The selling price of gold and minimizing production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Credit risk

As at December 31, 2021, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, deferred consideration receivable, value added and other taxes receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2021, the Company had cash and cash equivalents of $673 million. Cash provided by operating activities totalled $724 million for the year ended December 31, 2021. As at December 31, 2021, the Company had a $600 million revolving credit facility of which the entire balance of $600 million is undrawn.

As at December 31, 2021, the Company had drawn down the full amount under its equipment loan facilities at Fekola and Masbate.

As at December 31, 2021, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 10 for debt repayments and Note 21 for capital expenditure commitments.

	2022	2023	2024	2025	2026	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	111,716	—	—	—	—	111,716
Fekola equipment loan facilities:
Principal	18,028	10,320	8,334	6,183	—	42,865
Interest (estimated)	1,816	1,063	586	158	—	3,623
Masbate equipment loan facility:
Principal	3,076	766	106	—	—	3,948
Interest (estimated)	167	26	2	—	—	195
Lease liabilities
Principal	3,269	2,605	2,144	1,387	1,429	10,834
Interest (estimated)	11	—	—	—	—	11
	138,083	14,780	11,172	7,728	1,429	173,192

Capital expenditure commitments	59,712	2,401	—	—	—	62,113
Commitment fees on revolving credit facility	2,700	2,700	2,700	2,588	—	10,688
Other liabilities	1,040	1,565	—	—	—	2,605
	201,535	21,446	13,872	10,316	1,429	248,598

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, United States dollars, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2021, $514 million of the Company’s $673 million in cash and cash equivalents

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $16 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives that are measured at FVTPL. A 10% change in the forward price of fuel would result in a $6 million change in the value of the fuel derivative portfolio.

16Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2021	2020
	$	$

Income from operations before taxes	726,227	1,034,428
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	196,081	279,296

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	40,067	54,294
Change due to foreign exchange	28,261	(23,718)
Withholding and other taxes	28,249	13,682
Non-deductible expenditures	24,356	29,499
Change in income tax rates	(20,143)	—
Benefit of tax incentives	(16,544)	(19,185)
Use of losses and temporary differences not previously recognized	(10,481)	—
Future withholding tax	(3,300)	24,300
Non-taxable portions of gains	(4,754)	(3,073)
Losses for which no tax benefit has been recorded	1,876	4,487
Change in accruals for tax audits	1,200	2,757
Amounts under (over) provided for in prior years	534	(324)
Income tax expense	265,402	362,015

Current income tax, withholding and other taxes	270,669	309,913
Deferred income tax (recovery) expense	(5,267)	52,102
Income tax expense	265,402	362,015

Included in current income tax expense for the year-ended December 31, 2021, is $39 million (2020 - $49 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

During the year ended December 31, 2021, the company recorded a deferred tax recovery of $3 million (2020 - expense of $24 million) related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries in the foreseeable future. The Company's foreign subsidiaries continue to accumulate earnings in excess of their expected needs for reinvestment. The deferred tax expense will eventually be a current tax expense as dividends from foreign subsidiaries and the associated withholding taxes are paid.

Deferred tax liabilities of approximately $112 million (2020 – $99 million) have not been recognized on the repatriation of earnings from foreign subsidiaries where the Company controls the timing of the reversal of the temporary differences but it is probable that such differences will not reverse in the foreseeable future.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Total income tax expense attributable to geographical jurisdiction is as follows:

	2021	2020
	$	$

Mali	216,560	215,115
Philippines	(5,044)	83,904
Namibia	45,773	63,879
Other	8,113	(883)
	265,402	362,015

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2021	As at December 31, 2020	2021	2020
	$	$	$	$

Operating loss carry-forwards	30,735	21,105	(9,630)	(7,651)
Current assets and liabilities	(5,502)	5,005	10,507	2,673
Mining interests	(211,581)	(226,571)	(10,333)	45,341
Mine restoration provisions	29,052	30,445	1,393	(5,535)
Future withholding tax	(21,000)	(24,300)	(3,300)	24,300
Unrealized gains	(8,097)	(3,085)	5,012	(7,033)
Other	(39)	1,045	1,084	7
	(186,432)	(196,356)	(5,267)	52,102

Represented on the balance sheet as:

	2021	2020
	$	$

Deferred tax asset	(1,455)	(24,547)
Deferred tax liability	187,887	220,903
Balance, end of year	186,432	196,356

The Company has the following unrecognized deferred tax assets:

	2021	2020
	$	$

Capital and non-capital tax losses	109,567	117,734
Long-term debt	3,256	6,449
Mining interests and other	600	2,524
Mine restoration provisions	431	—
Current assets	—	864
	113,854	127,571

The Company has not recognized potential deferred tax assets of $114 million (2020 - $128 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The change for the year in the Company’s net deferred tax liability was as follows:

	2021	2020
	$	$

Balance, beginning of year	196,356	144,254
Deferred income tax (recovery) expense	(5,267)	52,102
Deferred income tax liability related to Kiaka disposal	(4,657)	—
	(9,924)	52,102
Balance, end of year	186,432	196,356

At December 31, 2021, the Company had non-capital tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the non-capital tax losses only to the extent of anticipated future taxable income that can be reduced by non-capital tax losses. The gross amount of the non-capital tax losses for which a tax benefit has not been recorded are $295 million (2020 - $282 million) in Canada which expire between 2027 and 2041, and $1 million (2020 - $17 million) in Colombia which expire between 2031 and 2033.

At December 31, 2021 the Company had capital losses in Canada of $310 million which have no expiry date and can be applied against future capital gains. No deferred income tax asset has been recorded with respect to these losses.

During the year ended December 31, 2021 the Company paid $324 million (2020 - $217 million) of current income tax, withholding and other taxes in cash.

17Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2021	2020
	$	$

Depreciation and depletion	378,892	301,491
Share-based payments (Note 12)	22,571	17,129
Impairment (reversal of impairment) of long-lived assets, net (Note 8)	5,905	(174,309)
Net gain on disposal of Burkina Faso assets (Note 8)	(22,463)	—
Share of net income of associates (Note 8)	(17,543)	(22,167)
Write-down of mineral property interests (Note 8)	15	11,353
Non-cash interest and financing expense	8,797	12,806
Unrealized gains on derivative instruments (Note 14)	(12,884)	(5,336)
Deferred income tax (recovery) expense (Note 16)	(5,267)	52,102
Other	11,533	4,989
	369,556	198,058

Changes in non-cash working capital:

	2021	2020
	$	$

Accounts receivable and prepaids	568	3,977
Value-added and other tax receivables	(48,820)	(727)
Inventories	(24,042)	(24,823)
Accounts payable and accrued liabilities	12,078	7,038
Current income and other taxes payable	(44,399)	101,312
	(104,615)	86,777

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Other exploration and development:

	2021	2020
	$	$

Fekola Mine, exploration	(13,014)	(14,718)
Masbate Mine, exploration	(5,013)	(8,266)
Otjikoto Mine, exploration	(4,424)	(3,183)
Menankoto Property, exploration	(4,942)	(4,489)
Bantako North Property, exploration	(9,057)	(3,199)
Kiaka Project, exploration	(4,313)	(4,032)
Ondundu Property, exploration	(188)	(922)
Finland Properties, exploration	(3,527)	(2,336)
Uzbekistan Properties, exploration	(4,456)	(1,967)
Other	(7,182)	(5,070)
	(56,116)	(48,182)

Non-cash investing and financing activities:

	2021	2020
	$	$

Change in current liabilities relating to mineral property expenditures	8,762	(2,931)
Interest on loan to non-controlling interest	3,746	3,626
Share-based payments, capitalized to mineral property interests	2,124	400
Foreign exchange gains (losses) on Fekola equipment loan facility	4,145	(5,055)
Deferred consideration on disposal of Kiaka Project (Note 8)	41,239	—
Share consideration received on disposal of Kiaka Project (Note 8)	20,530	—
Royalty interest in Kiaka Project (Note 8)	18,488	—
Royalty interest in Toega Project (Note 8)	2,599	—
Tax guarantee receivable on disposal of Toega Project (Note 8)	1,858	—
Share consideration received on disposal of Kronk (Note 8)	4,741	—
Change in accrued distributions to non-controlling interests	(5,033)	5,033

18Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management consisted of:

	2021	2020
	$	$

Salaries and short-term employee benefits	8,891	8,952
Share-based payments	11,946	9,268
	20,837	18,220

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19Production costs by nature

	2021	2020
	$	$

Raw materials and consumables	408,219	310,067
Salaries and employee benefits	120,690	112,124
Contractors	32,926	37,183
Equipment rental	3,752	10,266
Other	37,207	26,929
Change in inventories	(15,986)	(5,707)
Capitalized to mining interests	(93,419)	(82,997)
	493,389	407,865

Salaries and employee benefits expense included in general and administrative costs were $28 million for the year ended December 31, 2021 (2020 - $28 million).

20Segmented information

The Company’s reportable operating segments for 2021 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Property and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	1,024,425	398,879	338,960	—	—	1,762,264
Production costs	250,337	146,671	96,381	—	—	493,389
Depreciation & depletion	188,601	86,835	103,456	52	2,392	381,336
Impairment of long-lived assets	—	—	—	5,905	—	5,905
Current income tax, withholding and other taxes	190,908	25,750	49,063	37	4,911	270,669
Net income (loss)	263,218	132,615	71,576	9,781	(16,365)	460,825
Capital expenditures	123,651	35,756	85,360	57,552	1,652	303,971
Total assets	1,382,369	786,770	442,280	362,133	587,741	3,561,293

	2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
		$	$	$	$	$

External gold revenue	1,113,288	368,473	307,167	—	—	1,788,928
Production costs	200,228	131,780	75,857	—	—	407,865
Depreciation & depletion	164,591	65,775	71,125	—	1,423	302,914
Reversal of impairment of long-lived assets	—	174,309	—	—	—	174,309
Write-down mineral property interests	—	—	—	11,353	—	11,353
Current income tax, withholding and other taxes	226,059	33,385	50,229	240	—	309,913
Net income (loss)	411,251	234,145	68,075	16,477	(57,535)	672,413
Capital expenditures	198,755	42,307	69,998	41,513	1,295	353,868
Total assets	1,404,135	864,043	450,843	354,577	288,781	3,362,379

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s mining interests are located in the following geographical locations:

	2021	2020
	$	$
Mining interests
Mali	1,084,580	1,134,868
Philippines	636,525	685,139
Namibia	307,434	336,897
Colombia	130,096	105,665
Nicaragua	93,728	76,235
Burkina Faso	21,087	81,382
Canada	23,420	24,160
Finland	12,561	9,034
Other	26,636	9,875
	2,336,067	2,463,255

21Commitments

As at December 31, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•For payments of $38 million for the Wolfshag underground project at the Otjikoto Mine, of which $36 million is expected to be incurred in 2022 and $2 million is expected to be incurred in 2023, and payments of $5 million related to the national power grid connection line, all of which is expected to be incurred in 2022.
•For payments of $8 million for mobile equipment, $2 million for the tailings storage facility expansion and $2 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2022.
•For payments of $3 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2022.
•For payments of $4 million for the Gramalote Property, all of which is expected to be incurred in 2022.
.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Mining Interest Schedule (Note 22)
For the year ended December 31, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions	Disposals / write-offs	Reclass / Mine restoration provision movements	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2021	As at Dec. 31, 2021	As at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,516,134	126,824	(2,508)	4,887	1,645,337	(416,559)	(193,401)	61	(609,899)	1,035,438	1,099,575
Masbate Mine	1,046,577	35,081	(284)	4,313	1,085,687	(361,438)	(88,450)	213	(449,675)	636,012	685,139
Otjikoto Mine	696,956	85,571	(3,277)	2,958	782,208	(371,138)	(107,383)	3,218	(475,303)	306,905	325,818
	3,259,667	247,476	(6,069)	12,158	3,513,232	(1,149,135)	(389,234)	3,492	(1,534,877)	1,978,355	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote Property	95,435	24,392	—	39	119,866	—	—	—	—	119,866	95,435
Menankoto Property	28,991	4,748	—	—	33,739	—	—	—	—	33,739	28,991
Bantako North Property	6,191	9,160	—	—	15,351	—	—	—	—	15,351	6,191
Kiaka Royalty	—	18,488	—	—	18,488	—	—	—	—	18,488	—
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland Properties	9,034	3,527	—	—	12,561	—	—	—	—	12,561	9,034
Uzbekistan Properties	4,131	4,671	—	—	8,802	—	—	—	—	8,802	4,131
Kiaka Project	80,927	4,639	(85,566)	—	—	—	—	—	—	—	80,927
Ondundu Property	10,701	7,904	(5,905)	(12,700)	—	—	—	—	—	—	10,701
Other	6,688	9,514	(5,183)	—	11,019	—	—	—	—	11,019	6,688
	252,328	87,043	(96,654)	(12,661)	230,056	—	—	—	—	230,056	252,328

Corporate
Office, furniture & equipment	28,394	1,652	(1,506)	—	28,540	(4,234)	(2,392)	1,506	(5,120)	23,420	24,160

	3,540,389	336,171	(104,229)	(503)	3,771,828	(1,153,369)	(391,626)	4,998	(1,539,997)	2,231,831	2,387,020

Investments in associates (accounted for using the equity method)
Calibre	76,235	17,493	—	—	93,728	—	—	—	—	93,728	76,235
BeMetals	—	10,508	—	—	10,508	—	—	—	—	10,508	—
	76,235	28,001	—	—	104,236	—	—	—	—	104,236	76,235

	3,616,624	364,172	(104,229)	(503)	3,876,064	(1,153,369)	(391,626)	4,998	(1,539,997)	2,336,067	2,463,255

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Mining Interests Schedule (Note 22)
For the year ended December 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass / Impairment reversal / Mine restoration provision movements	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2020	As at Dec. 31, 2020	As at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,322,865	192,924	(7,271)	7,616	1,516,134	(258,580)	(164,898)	6,919	(416,559)	1,099,575	1,064,285
Masbate Mine	815,418	42,559	(629)	189,229	1,046,577	(295,616)	(66,347)	525	(361,438)	685,139	519,802
Otjikoto Mine	638,664	73,605	(20,016)	4,703	696,956	(323,152)	(67,304)	19,318	(371,138)	325,818	315,512
	2,776,947	309,088	(27,916)	201,548	3,259,667	(877,348)	(298,549)	26,762	(1,149,135)	2,110,532	1,899,599

Exploration & evaluation properties (pre-depletable)
Gramalote Property	—	7,903	—	87,532	95,435	—	—	—	—	95,435	—
Kiaka Project	76,807	4,120	—	—	80,927	—	—	—	—	80,927	76,807
Menankoto Property	25,450	3,541	—	—	28,991	—	—	—	—	28,991	25,450
Ondundu Property	9,778	923	—	—	10,701	—	—	—	—	10,701	9,778
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland Properties	6,697	2,337	—	—	9,034	—	—	—	—	9,034	6,697
Bantako North Property	1,689	4,502	—	—	6,191	—	—	—	—	6,191	1,689
Uzbekistan Properties	2,164	1,967	—	—	4,131	—	—	—	—	4,131	2,164
Other	12,157	5,884	(11,353)	—	6,688	—	—	—	—	6,688	12,157
	144,972	31,177	(11,353)	87,532	252,328	—	—	—	—	252,328	144,972

Corporate
Office, furniture & equipment	4,971	23,423	—	—	28,394	(2,811)	(1,423)	—	(4,234)	24,160	2,160

	2,926,890	363,688	(39,269)	289,080	3,540,389	(880,159)	(299,972)	26,762	(1,153,369)	2,387,020	2,046,731

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote Property	77,265	13,124	—	(90,389)	—	—	—	—	—	—	77,265
Calibre	53,471	22,764	—		76,235	—	—	—	—	76,235	53,471
	130,736	35,888	—	(90,389)	76,235	—	—	—	—	76,235	130,736

	3,057,626	399,576	(39,269)	198,691	3,616,624	(880,159)	(299,972)	26,762	(1,153,369)	2,463,255	2,177,467